SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

1 Haofe St., Post Office Box 5030, Kadima, 60920, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

On May 22, 2008, the Registrant announced by press release its financial results for the three months ended March 31, 2008 and issued unaudited condensed interim consolidated financial statements as of March 31, 2008 and for the three months period then ended. The press release is filed as Exhibit 1 hereto.

This Report on Form 6-K, including the exhibit hereto, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. By: /s/ Yaron Menashe —————————————— Yaron Menashe Chief Financial Officer

Dated: May 22, 2008